FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January, 2017

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-

Item 4.01
Changes in Registrant’s Certifying Accountant

On May 9, 2016, Euro Tech Holdings Company Limited (the “Company”) was informed by DCAW (CPA) Limited (“DCAW”) that DCAW had succeeded from Dominic K.F. Chan & Co. (“Dominic Chan”) its license to audit U.S. public companies regulated by the Public Company Accounting Oversight Board (the “PCAOB”) effective May 1, 2016. Dominic Chan had been the Company’s independent registered public accounting firm. DCAW informed the Company that it would be the auditor of the Company in accordance with PCAOB requirements.

On November 14, 2016, the Company received a letter from DCAW, the independent registered public accounting firm of the Company, informing the Company that DCAW had changed its legal name to Centurion ZD CPA Limited (“Centurion ZD”), effective November 8, 2016. Centurion ZD remains the same legal entity that it was before the name change. As a result of the succession of the license, Dominic Chan in effect resigned as the Company’s independent registered public accounting firm.  On January 25, 2017, Centurion ZD was formally engaged as the Company’s independent registered public accounting firm. The decision to engage Centurion ZD was approved by the Company’s audit committee.

The principal accountant’s reports of Dominic Chan on the Company’s financial statements as of and for the two years ended December 31, 2015 and December 31, 2014 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to audit scope or accounting principles.

During the two years ended December 31, 2015 and 2014, and through the date of this Current Report on Form 6-K, there were no disagreements with Dominic Chan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to Dominic Chan 's satisfaction would have caused it to make reference thereto in connection with its reports on the financial statements for such years. During the two years ended December 31, 2015 and 2014, and through the date of this Current Report on Form 6-K, there were no reportable events of the type described in Item 304(a)(1)(v) of Regulation S-K.

During the two years ended December 31, 2015 and 2014 and through the date of this Current Report on Form 6-K, the Company did not consult with Centurion ZD with respect to any of (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company's financial statements; or (iii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or an event of the type described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Dominic Chan (now Centurion ZD) with a copy of the foregoing disclosure and requested Dominic Chan (now Centurion ZD) to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of such letter, dated January 25, 2017 furnished by Dominic Chan (now Centurion ZD), is filed as Exhibit 16.1 to this Current Report on Form 6-K.

Item 9.01
Financial Statements and Exhibits..

(a)
Financial Statements:

None.

(b)
Pro Forma Financial Information:

None.

(c)
Shell Company Transactions:

None.

(d)
Exhibits:

Exh. No.	Date	Document

16.1	January 25, 2017	Letter to the SEC from Centurion ZD CPA Limited *

____________________________
 *   Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

January 26, 2017	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer

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